
02003179

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FACING PAGE
Information Required of Brokers and Dealers
Pursuant to Section 17 of the Securities Exchange Act of 1934
and Rule 17a-5 Thereunder

AH 3/7/2002

SEC FILE NO.
8-23081

REPORT FOR THE PERIOD BEGINNING 01/01/2001 (MM/DD/YY) AND ENDING 12/31/2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

HVB CAPITAL MARKETS, INC.

Conducting its broker-dealer business as
HypoVereinsbank Capital Markets

Official Use Only
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS:
(Do not use P.O. Box No.)

150 East 42nd Street
(No. and Street)

New York	New York	10017
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Thomas Savino — (212) 672-5643
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
(Name -- if individual, state last, first, middle name)

KPMG LLP

757 Third Avenue	New York	NY	10017
(ADDRESS) Number and Street	City	State	Zip Code

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

P

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*



OATH OR AFFIRMATION

We, Gregor W. Medinger and Thomas Savino, affirm that, to the best of our knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of HVB Capital Markets, Inc. conducting its broker-dealer business as HypoVereinsbank Capital Markets as of December 31, 2001, are true and correct. We further affirm that neither the company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Gregor W. Medinger
President

Thomas Savino
Chief Financial Officer

Subsribed and sworn to before me
this 25 day of February 2002

Notary Public

JON D. KARNOFSKY
Notary Public, State of New York
No. 30-4514328
Qualified in Nassau County
Term Expires August 31, 20 05

This report ** contains (check all applicable boxes):

X	(a)	**Facing Page**
X	(b)	**Statement of Financial Condition**
X	(c)	**Statement of Income (Loss)**
X	(d)	**Statement of Cash Flows**
X	(e)	**Statement of Changes in Stockholder's Equity of Partners' or Sole Proprietor's Capital**
	(f)	**Statement of Changes in Liabilities Subordinated to Claims of Creditors**
X	(g)	**Computation of Net Capital**
X	(h)	**Computation for Determination of Reserve Requirement Pursuant to Rule 15c3-3**
	(i)	**Information Relating to the Possession or Control Requirements Under Rule 15c3-3**
	(j)	**A Reconciliation, including appropriate explanation, of the computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A Rule 15c3-3**
		Schedule of Segregation Requirements and Funds in Segregation Pursuant to Commodity Exchange Act
	(k)	**A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation**
X	(l)	**An Oath or Affirmation**
	(m)	**A Copy of the SIPC Supplemental Report**
	(n)	**A Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit**
X	(o)	**Independent auditor's report on internal accounting control**

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3)

HVB CAPITAL MARKETS, INC.
Conducting Its Broker-Dealer Business As
HypoVereinsbank Capital Markets

Table of Contents



345 Park Avenue
New York, NY 10154

Independent Auditors' Report

The Board of Directors
HVB Capital Markets, Inc.

We have audited the accompanying statement of financial condition of HVB Capital Markets, Inc. (the "Company"), conducting its broker-dealer business as HypoVereinsbank Capital Markets (a wholly owned subsidiary of HVB Capital Corp.), as of December 31, 2001. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of HVB Capital Markets, Inc. as of December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

KPMG LLP

February 8, 2002

HVB CAPITAL MARKETS, INC.
Conducting Its Broker-Dealer Business As
HypoVereinsbank Capital Markets

Statement of Financial Condition

December 31, 2001


SEC MAIL
RECEIVED
PROCESSING
MAR 01 2002
WASH, D.C.
365
SECTION

Assets

Cash and cash equivalents	$	897,788
Due from clearing broker (note 5)		109,390
Marketable securities, consisting principally of U.S. Treasury bills		18,842,596
Investments in private investment companies (note 2)		7,337,694
Financial advisory fees receivable		2,057,886
Due from affiliated companies (note 7)		1,659,747
Office furnishings and equipment - at cost (net of accumulated depreciation of $81,798)		294,969
Deferred tax asset		282,000
Total assets	$	31,482,070

Liabilities and Stockholder's Equity

Income taxes payable	$	264,617
Due to affiliated companies (note 7)		341,497
Accounts payable and accrued expenses		4,896,973
Total liabilities		5,503,087
Commitments and contingencies		
Stockholder's equity:		
Common stock, $100 par value. Authorized, issued and outstanding 1,000 shares		100,000
Additional paid-in capital		13,032,417
Retained earnings		12,846,566
Total stockholder's equity		25,978,983
Total liabilities and stockholder's equity	$	31,482,070

See accompanying notes to statement of financial condition.

HVB CAPITAL MARKETS, INC.
Conducting Its Broker-Dealer Business As
HypoVereinsbank Capital Markets

Notes to Statement of Financial Condition

December 31, 2001

(1) Nature of Business and Significant Accounting Policies

(a) Nature of Operations and Organization

HVB Capital Markets, Inc. conducting its broker-dealer business as HypoVereinsbank Capital Markets (the "Company"), is a wholly owned subsidiary of HVB Capital Corp. ("HVBCC"). The Company was incorporated in New York in 1978. HVBCC is a wholly owned subsidiary of Bayerische Hypo-und Vereinsbank AG ("HVB Bank" or the "Parent"), a foreign corporation, which was incorporated in January 1987, at which time it acquired the Company and HVB Capital Management, Inc. ("HVBMGMT") from HVB Bank.

The Company is based in the United States and conducts business from its office in New York City. The Company, which is engaged in brokerage-related activities, generates a significant portion of its revenues from customers of the Parent, its affiliates and other institutional clients. Such activities primarily include U.S. and foreign securities order flow. In addition, the Company provides corporate financial and real estate advisory services to both its clients and customers of the Parent and its affiliates in the U.S. market. The accompanying statement of financial condition might not necessarily be indicative of the Company's financial condition had the Company been operated as an unaffiliated entity.

The Company is a registered broker-dealer under the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers, Inc. The Company does not carry securities accounts for customers or perform custodial functions relating to customer securities and, accordingly, is exempt from the provisions of rule 15c3-3 under the Securities Exchange Act of 1934 pursuant to paragraph (k)(2)(i) and (ii) of the rule.

(b) Cash and Cash Equivalents

Cash and cash equivalents are comprised of money market instruments with maturities of ninety days or less from the date of purchase.

(c) Securities Transactions

Securities transactions are recorded on a trade-date basis. Securities owned or sold short are stated at quoted market price, which is fair value, with unrealized gains or losses reflected in income. The Company's trading activities include selling equity securities short. Subsequent market fluctuations may require the Company to purchase securities at prices which may differ from the market value reflected in the Company's statement of financial condition.

Marketable securities are valued at market value, and securities not readily marketable, primarily investment in private investment companies, are valued at fair value as determined by management. In determining the estimated fair value, the Company considers all appropriate factors relevant to such investments and consistently applies the procedures for arriving at estimated fair value.

(d) Office Furnishings, Equipment and Leasehold Improvements

Office furnishings, equipment and leasehold improvements are carried at cost, less accumulated depreciation and amortization.

(e) Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred income taxes are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to be recovered or settled. The effect on the deferred taxes of a change in tax rate is recognized in income in the period that includes the enactment date.

The provision for income taxes is based upon the individual operating results of HVBCC, HVBMGMT, AE Capital, Inc, and the Company, in accordance with a tax sharing agreement.

The Company files a consolidated Federal income tax return and a combined New York State and City tax return with its parent company and is allocated its share of Federal and state income taxes on a proportionate basis.

(f) Use of Estimates

In preparing financial statements in conformity with accounting principles generally accepted in the United States of America, management makes estimates and assumptions in determining the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

(2) Investments in Private Investment Companies

The Company has investments in private investment companies at December 31, 2001 as follows:

Agribusiness Partners International, L.P.	$	6,500,000
Emerging Markets Brewery Fund		448,334
Golden Rooster LLC		300,000
The Nasdaq Stock Market, Inc.		72,800
Boston Capital Ventures V, LLC		16,560
	$	7,337,694

The investment in Agribusiness Partners International, L.P. consists of participation certificates of 75% and limited partnership interests of 25%. The participation certificates have an irrevocable guaranty of principal and interest by the Overseas Private Investment Corporation, a full faith and credit agency of the United States government. The investment in Agribusiness Partners International, L.P. is recorded at cost plus interest income on the participation certificates and adjusted cost basis for the limited partnership interests, which is management's estimate of fair value.

Emerging Markets Brewery Fund is an offshore fund registered in Luxembourg. Such investment is recorded at fair value at December 31, 2001 based upon a net asset value calculation as determined by the administrator of the fund, an affiliate.

Golden Rooster LLC shares (one of the investments within the Agribusiness Partners International, L.P. investment portfolio) shares are accounted for at fair value as estimated by management of the Company.

The Nasdaq Stock Market, Inc. shares were acquired in December, 2001 from affiliates of HVB Bank and such investment is accounted for at fair value as estimated by management of the Company.

The Company acted as a placement agent for Boston Capital Ventures V, LLC ("Boston"). The Boston investment was entered into by a commitment to invest $41,100, of which $16,560 was funded during the calendar year 2001. Such investment is accounted for at fair value as estimated by management of the Company.

(3) Employee Benefit Plans

The Company offers retirement benefits to its employees under a defined contribution retirement plan established under Section 401(k) of the Internal Revenue Code. The New York branch of HVB Bank administers the plan. All full-time employees who meet certain eligibility requirements may elect to participate in the plan. Participants may contribute up to 15% of eligible compensation on a pretax basis, not to exceed $10,500, as indexed, for the 2001 calendar year. Under this plan, the Company contributes an additional 50% of the contributions made by the Company's eligible employees.

In addition, the Company offers retirement benefits to substantially all employees who meet certain age and eligibility requirements under its noncontributory cash balance plan. This plan is also administered by the New York branch of HVB Bank and managed by HVBMGMT.

(4) Income Taxes

The components of deferred income taxes receivable as of and for the year ended December 31, 2001 are as follows:

Deferred Tax Asset:		
Federal	$	46,000
State and local		236,000
	$	282,000

Deferred taxes arise primarily due to differences in the method of reporting profits and losses from the Company's investment in the limited partnership interest in Agribusiness Partners International, L.P. and expenses related to deferred compensation arrangements.

The Company records a deferred tax asset relating to the unrecognized benefit of all temporary differences that will result in future tax deductions and a deferred liability relating to the unrecognized obligation of all temporary difference that will result in a future tax expense. The deferred tax asset is subject to reduction in certain circumstances. This valuation allowance is recognized if it is more likely than not that some portion or all of the deferred tax asset will not be realized based on a review of the available evidence. As a result, valuation allowances have not been recorded against the deferred tax asset.

(5) Commitments and Contingencies

Clearing Broker Agreement

The Company introduces its customer transactions to a clearing broker with whom it has a correspondent relationship for execution and clearance in accordance with the terms of a clearance agreement. In connection therewith, the Company has agreed to indemnify the clearing broker for losses that the clearing broker may sustain as a result of the failure of the Company's customers to satisfy their obligations in connection with their normal delivery versus payment transactions. Securities purchased in connection with these transactions are collateral for amounts owed. The Company has placed a $50,000 deposit with such clearing broker.

(6) Net Capital Requirements

As a registered broker-dealer and a member of the National Association of Securities Dealers, Inc., the Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule 15c3-1, which requires that the Company maintain minimum net capital, as defined, of one fifteenth of

aggregate indebtedness or $100,000, whichever is greater. As of December 31, 2001, the Company had net capital of $18,868,678, which exceeded the regulatory requirement by $18,501,806.

(7) Related Party Transactions

Due from (to) Affiliates

Due to affiliates includes an amount of ($334,253) representing the overdraft balance in the Company's operating bank account with the New York branch of HVB Bank.

(8) Fair Value of Financial Instruments

Financial Accounting Standards Board Statement No. 107, "Disclosures About Fair Value of Financial Instruments" requires that all entities disclose the fair value of financial instruments, as defined, for both assets and liabilities recognized and not recognized in the statement of financial condition. Virtually all of the Company's financial instruments are carried at, or approximate, fair value.